                          ICI MUTUAL INSURANCE COMPANY

                                  P.O. Box 730

                         Burlington, Vermont 05402-0730

                         INVESTMENT COMPANY BLANKET BOND

                          ICI MUTUAL INSURANCE COMPANY
                                  P.O. Box 730
                         Burlington, Vermont 05402-0730

                                  DECLARATIONS

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ITEM 1.   Name of Insured (the "Insured")                          Bond Number
          AMERICAN CENTURY COMPANIES, INC.                          94340108B

          Principal Address:  4500 Main Street, Kansas City, MO 64111

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ITEM 2.   Bond Period:  from 12:01 a.m. on June 30, 2008 , to 12:01 a.m. on June
          30, 2009 , or the earlier  effective  date of the  termination of this
          Bond, standard time at the Principal Address as to each of said dates.

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Item 3.   Limit of Liability--
          Subject to Sections 9, 10 and 12 hereof:
                                                                   LIMIT OF      DEDUCTIBLE
                                                                   LIABILITY       AMOUNT
          Insuring Agreement A-  FIDELITY                         $30,000,000     $150,000
          Insuring Agreement B-  AUDIT EXPENSE                        $50,000      $10,000
          Insuring Agreement C-  ON PREMISES                      $30,000,000     $150,000
          Insuring Agreement D-  IN TRANSIT                       $30,000,000     $150,000
          Insuring Agreement E-  FORGERY OR ALTERATION            $30,000,000     $150,000
          Insuring Agreement F-  SECURITIES                       $30,000,000     $150,000
          Insuring Agreement G-  COUNTERFEIT CURRENCY             $30,000,000     $150,000
          Insuring Agreement H-  UNCOLLECTIBLE ITEMS OF DEPOSIT       $25,000       $5,000
          Insuring Agreement I-  PHONE/ELECTRONIC TRANSACTIONS    $30,000,000     $150,000

          If "Not Covered" is inserted  opposite any Insuring  Agreement  above, such Insuring  Agreement and any reference  thereto shall be deemed to be deleted from this Bond.

          OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

          Insuring Agreement J-  COMPUTER SECURITY                $30,000,000     $150,000

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ITEM 4.   Offices  or  Premises  Covered--All  the  Insured's  offices  or other premises in  existence  at the time this Bond  becomes  effective  are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective  date of this  Bond  are  covered  subject  to the  terms of
          General Agreement A.

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ITEM 5.   The liability of ICI Mutual Insurance  Company (the  "Underwriter") is
          subject to the terms of the following Riders attached hereto:

          Riders:  1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18

          and of all  Riders  applicable  to this Bond  issued  during  the Bond
          Period.

================================================================================

                                          By:  /S/ MATTHEW LINK
                                               ---------------------------------
                                               Authorized Representative

                         INVESTMENT COMPANY BLANKET BOND

ICI Mutual Insurance Company (the "Underwriter"),  in consideration of an agreed premium,  and in  reliance  upon  the  Application  and  all  other  information furnished to the  Underwriter  by the Insured,  and subject to and in accordance
with  the  Declarations,   General   Agreements,   Provisions,   Conditions  and
Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability  and subject to the  Deductible  Amount, agrees to  indemnify  the Insured for the loss,  as  described  in the  Insuring
Agreements,  sustained by the Insured at any time but discovered during the Bond
Period.

                               INSURING AGREEMENTS

A.   FIDELITY

     Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft  committed by an Employee  anywhere,  alone or in  collusion  with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined  herein,  and even if such loss is not discovered  until after he or she ceases to be an Employee,  EXCLUDING loss covered under Insuring Agreement B.

B.   AUDIT EXPENSE

     Expense  incurred by the  Insured  for that part of audits or  examinations required  by any  governmental  regulatory  authority  or  Self  Regulatory
     Organization  to be conducted by such  authority or  Organization  or by an independent  accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.   ON PREMISES

     Loss of Property (including damage thereto or destruction  thereof) located or  reasonably  believed by the Insured to be located  within the Insured's offices or premises,  caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance,  EXCLUDING loss covered under Insuring
     Agreement A.

D.   IN TRANSIT

     Loss of Property  (including  damage thereto or destruction  thereof) while the  Property is in transit in the custody of any person  authorized  by an
     Insured to act as a  messenger,  except while in the mail or with a carrier for hire (other than a Security  Company),  EXCLUDING  loss  covered  under
     Insuring Agreement A. Property is "in transit"  beginning  immediately upon receipt of such Property by the transporting  person and ending immediately upon delivery at the specified destination.

E.   FORGERY OR ALTERATION

     Loss  caused  by the  Forgery  or  Alteration  of or on (1)  any  bills  of exchange,  checks,  drafts,  or other  written  orders or directions to pay certain sums in money,  acceptances,  certificates  of deposit,  due bills, money  orders,  or letters of credit;  or (2) other  written  instructions, requests or applications to the Insured,  authorizing or acknowledging  the transfer, payment,  redemption,  delivery or receipt of Property, or giving notice of any bank account,  which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any  shareholder of or subscriber to shares issued by any Investment
     Company, or (c) any financial or banking institution or stockbroker; or (3)
     withdrawal  orders or receipts for the withdrawal of Property,  or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another  Investment  Company for which the Insured  acts as agent.

     This  Insuring  Agreement  E does not  cover  loss  caused  by  Forgery  or
     Alteration of Securities or loss covered under Insuring Agreement A.

F.   SECURITIES

     Loss resulting from the Insured,  in good faith,  in the ordinary course of business,  and in any capacity  whatsoever,  whether for its own account or for the account of others,  having acquired,  accepted or received, or sold or  delivered,  or given any value,  extended  any  credit or  assumed  any liability on the faith of any Securities,  where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration,  and notwithstanding whether or not the  act of the  Insured  causing  such  loss  violated  the  constitution, by-laws, rules or regulations of any Self Regulatory Organization,  whether or not the Insured  was a member  thereof,  EXCLUDING  loss  covered  under
     Insuring Agreement A.

G.   COUNTERFEIT CURRENCY

     Loss caused by the Insured in good faith  having  received or accepted  (1)
     any money orders which prove to be  Counterfeit or to contain an Alteration or (2) paper  currencies  or coin of the United States of America or Canada which prove to be Counterfeit.

     This  Insuring  Agreement  G does not cover  loss  covered  under  Insuring
     Agreement A.

H.   UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss  resulting  from the payment of dividends,  issuance of Fund shares or redemptions  or  exchanges  permitted  from an  account  with the Fund as a consequence of

     (1)  uncollectible  Items of Deposit of a Fund's  customer,  shareholder or subscriber  credited by the Insured or its agent to such person's Fund account, or

     (2)  any Item of Deposit  processed  through an  automated  clearing  house which is reversed by a Fund's customer,  shareholder or subscriber and is deemed uncollectible by the Insured;

     PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's  collection  procedures have failed,  (b) exchanges of shares between Funds with exchange  privileges shall be covered  hereunder only if all such Funds are insured by the  Underwriter for  uncollectible  Items of
     Deposit,  and (c) the Insured Fund shall have  implemented and maintained a policy to hold Items of Deposit  for the  minimum  number of days stated in its  Application  (as amended from time to time) before paying any dividend or permitting any  withdrawal  with respect to such Items of Deposit (other than exchanges  between  Funds).  Regardless of the number of  transactions between Funds in an exchange program, the minimum number of days an Item of
     Deposit  must be held shall  begin  from the date the Item of  Deposit  was first credited to any Insured Fund.

     This  Insuring  Agreement  H does not cover  loss  covered  under  Insuring
     Agreement A.

I.   PHONE/ELECTRONIC TRANSACTIONS

     Loss caused by a Phone/Electronic  Transaction,  where the request for such
     Phone/Electronic Transaction:

     (1)  is  transmitted  to the  Insured  or its  agents  by  voice  over  the telephone or by Electronic Transmission; and

     (2)  is  made  by an  individual  purporting  to be a Fund  shareholder  or subscriber or an authorized agent of a Fund shareholder or subscriber;
          and

     (3)  is  unauthorized or fraudulent and is made with the manifest intent to deceive;

     PROVIDED,  that the entity receiving such request  generally  maintains and follows during the Bond Period all  Phone/Electronic  Transaction  Security
     Procedures with respect to all Phone/Electronic Transactions; and

     EXCLUDING loss resulting from:

     (1)  the failure to pay for shares attempted to be purchased; or

     (2)  any redemption of Investment  Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause,  directly  or  indirectly,  such  shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3)  any  redemption of shares  issued by an  Investment  Company where the proceeds of such  redemption were requested to be paid or made payable to other than (a) the  Shareholder of Record,  or (b) any other person or bank account designated to receive  redemption  proceeds (i) in the initial  account  application,  or (ii)  in  writing  (not to  include
          Electronic Transmission) accompanied by a signature guarantee; or

     (4)  any  redemption of shares  issued by an  Investment  Company where the proceeds of such  redemption  were  requested to be sent to other than any address for such account which was  designated  (a) in the initial account  application,  or (b) in writing  (not to  include  Electronic
          Transmission),  where such  writing is  received  at least one (1) day prior to such redemption  request,  or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

     (5)  the  intentional  failure  to adhere  to one or more  Phone/Electronic
          Transaction Security Procedures; or

     (6)  a Phone/Electronic  Transaction request transmitted by electronic mail or  transmitted  by any  method not  subject  to the  Phone/Electronic
          Transaction Security Procedures; or

     (7)  the failure or circumvention of any physical or electronic  protection device,  including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring  Agreement I does not cover loss covered under Insuring  Agreement
A, "Fidelity" or Insuring Agreement J, "Computer Security".

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

     1.   Except as provided in paragraph 2 below,  this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period,  without the need to give notice thereof or pay additional  premiums to the  Underwriter for the
          Bond Period.

     2.   If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity,  or purchase  substantially all the assets or capital stock of another  institution,  or  acquire  or  create a  separate  investment portfolio,  and shall  within  sixty (60) days notify the  Underwriter thereof,  then this Bond shall automatically apply to the Property and
          Employees  resulting from such merger,  consolidation,  acquisition or creation from the date thereof;  provided,  that the  Underwriter  may make  such  coverage  contingent  upon the  payment  of an  additional premium.

B.   WARRANTY

     No statement made by or on behalf of the Insured,  whether contained in the
     Application or otherwise,  shall be deemed to be an absolute warranty,  but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.   COURT COSTS AND ATTORNEYS' FEES

     The  Underwriter  will  indemnify  the  Insured  against  court  costs  and reasonable  attorneys'  fees incurred and paid by the Insured in defense of any legal proceeding  brought against the Insured claiming that the Insured is liable for any loss,  claim or damage which, if established  against the
     Insured, would constitute a loss sustained by the Insured covered under the terms of this  Bond;  provided,  however,  that with  respect  to  Insuring
     Agreement A this indemnity shall apply only in the event that

     1.   an  Employee  admits to having  committed  or is  adjudicated  to have committed  a Dishonest  or  Fraudulent  Act or Theft which  caused the loss; or

     2.   in the absence of such an admission or adjudication,  an arbitrator or arbitrators  acceptable to the Insured and the Underwriter  concludes, after a review of an agreed  statement of facts,  that an Employee has committed  a Dishonest  or  Fraudulent  Act or Theft which  caused the loss.

     The Insured shall promptly give notice to the Underwriter of any such legal proceeding  and upon request shall furnish the  Underwriter  with copies of all pleadings and other papers therein.  At the Underwriter's  election the
     Insured shall permit the  Underwriter  to conduct the defense of such legal proceeding in the Insured's name,  through  attorneys of the  Underwriter's selection. In such event, the Insured shall give all reasonable information and  assistance  which the  Underwriter  shall deem necessary to the proper defense of such legal proceeding.

     If the amount of the Insured's  liability or alleged  liability in any such legal  proceeding  is greater  than the amount  which the Insured  would be entitled to recover  under this Bond (other than  pursuant to this  General
     Agreement  C),  or if a  Deductible  Amount  is  applicable,  or both,  the indemnity  liability of the Underwriter  under this General  Agreement C is limited to the proportion of court costs and  attorneys'  fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover  under this Bond (other than  pursuant to this
     General  Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

             THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
               AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                     PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The  following  terms used in this Bond shall have the  meanings  stated in this
Section:

     A.   "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

     B.   "APPLICATION" means the Insured's application (and any attachments and
          materials  submitted  in  connection   therewith)   furnished  to  the
          Underwriter for this Bond.

     C.   "COMPUTER   SYSTEM"  means  (1)  computers  with  related   peripheral
          components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer  communication  systems,  and (5)  related  electronic  funds
          transfer  systems;   by  which  data  or  monies  are   electronically
          collected, transmitted, processed, stored or retrieved.

     D.   "COUNTERFEIT"  means, with respect to any item, one which is false but is  intended  to deceive  and to be taken for the  original  authentic item.

     E.   "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth  under the heading  "Deductible  Amount" in Item 3 of the  Declarations  or  in  any  Rider  for  such  Insuring  Agreement, applicable to each Single Loss covered by such Insuring Agreement.

     F.   "DEPOSITORY" means any "securities depository" (other than any foreign securities  depository) in which an Investment Company may deposit its
          Securities in accordance with Rule 17f-4 under the Investment  Company
          Act of 1940.

     G.   "DISHONEST OR FRAUDULENT  ACT" means any dishonest or fraudulent  act, including  "larceny and  embezzlement" as defined in Section 37 of the
          Investment Company Act of 1940,  committed with the conscious manifest intent  (1) to cause the  Insured  to sustain a loss and (2) to obtain financial  benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other  employee  benefits).  A Dishonest or Fraudulent Act does not mean or  include  a  reckless  act,  a  negligent  act,  or a  grossly negligent act.

     H.   "ELECTRONIC   TRANSMISSION"   means  any   transmission   effected  by
          electronic means, including but not limited to a transmission effected by  telephone  tones,  Telefacsimile,  wireless  device,  or over  the
          Internet.

     I.   "EMPLOYEE" means:

          (1)  each  officer,  director,  trustee,  partner or  employee  of the
               Insured, and

          (2)  each  officer,  director,  trustee,  partner or  employee  of any predecessor of the Insured whose principal assets are acquired by the  Insured by  consolidation  or merger  with,  or  purchase of assets or capital stock of, such predecessor, and

          (3)  each attorney  performing legal services for the Insured and each employee  of such  attorney  or of the law firm of such  attorney while performing services for the Insured, and

          (4)  each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

          (5)  each officer, director, trustee, partner or employee of

               (a)  an investment adviser,

               (b)  an underwriter (distributor),

               (c)  a transfer agent or shareholder accounting recordkeeper, or

               (d)  an  administrator  authorized  by written  agreement to keep financial and/or other required records,

               for an Investment Company named as an Insured, but only while (i)
               such  officer,  partner or  employee  is  performing  acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer,  director,  trustee, partner or employee is acting as a member of any  committee  duly elected or appointed to examine or audit or have custody of or access to the
               Property of the  Insured,  or (iii) such  director or trustee (or anyone acting in a similar  capacity) is acting outside the scope of the usual duties of a director or trustee;  provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent,  shareholder  accounting recordkeeper  or  administrator  (x) which is not an  "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an  Investment  Company  named as  Insured  or of the adviser or underwriter of such Investment  Company,  or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company
               Act of 1940), and

          (6)  each individual assigned, by contract or by any agency furnishing temporary personnel,  in either case on a contingent or part-time basis,  to perform the usual  duties of an employee in any office of the Insured, and

          (7)  each  individual  assigned  to  perform  the  usual  duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of  checks  or  other  accounting  records  of the  Insured,  but excluding  a  processor  which acts as  transfer  agent or in any other agency capacity for the Insured in issuing  checks,  drafts or securities, unless included under subsection (5) hereof, and

          (8)  each officer, partner or employee of

               (a)  any Depository or Exchange,

               (b)  any  nominee  in  whose  name  is  registered  any  Security
                    included  in  the  systems  for  the  central   handling  of
                    securities established and maintained by any Depository, and

               (c)  any  recognized  service  company which  provides  clerks or other  personnel to any Depository or Exchange on a contract basis,

               while such officer,  partner or employee is  performing  services for any  Depository  in the  operation of systems for the central handling of securities, and

          (9)  in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee  Retirement  Income Security
               Act of 1974  ("ERISA"))  for officers,  directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official"  (within  the  meaning of Section 412 of ERISA) of such
               In-House  Plan,  provided  that  such  fiduciary  or  other  plan official is a director,  partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary  personnel and each entity referred to in subsections
(6) and  (7)  and  their  respective  partners,  officers  and  employees  shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered  Employees,  except as provided in subsections
(3), (6), and (7).

J.   "EXCHANGE"  means any national  securities  exchange  registered  under the
     Securities Exchange Act of 1934.

K.   "FORGERY"  means the physical  signing on a document of the name of another person (whether real or fictitious)  with the intent to deceive.  A Forgery may be by means of mechanically  reproduced facsimile signatures as well as handwritten  signatures.  Forgery  does  not  include  the  signing  of  an individual's own name, regardless of such individual's authority,  capacity or purpose.

L.   "ITEMS OF DEPOSIT" means one or more checks or drafts.

M.   "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

N.   "LIMIT OF LIABILITY"  means,  with respect to any Insuring  Agreement,  the limit of liability of the  Underwriter  for any Single Loss covered by such
     Insuring  Agreement as set forth under the heading  "Limit of Liability" in
     Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.   "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.   "NON-FUND" means any  corporation,  business trust,  partnership,  trust or other entity which is not an Investment Company.

Q.   "PHONE/ELECTRONIC   TRANSACTION   SECURITY   PROCEDURES"   means   security
     procedures for Phone/Electronic  Transactions as provided in writing to the
     Underwriter.

R.   "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment  Company,  (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one
     Fund into shares in an  identically  registered  account of another Fund in the same complex  pursuant to exchange  privileges of the two Funds, or (4)
     purchase  of shares  issued by an  Investment  Company,  which  redemption, election,  exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.   "PROPERTY" means the following tangible items:  money,  postage and revenue stamps,  precious  metals,  Securities,  bills  of  exchange,  acceptances, checks,  drafts,  or other written orders or directions to pay sums certain in money,  certificates  of deposit,  due bills,  money orders,  letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies,  deeds, mortgages,  and assignments of any of the foregoing,  and other valuable  papers,  including books of account and other records used by the Insured in the conduct of its  business,  and all other  instruments  similar  to or in  the  nature  of the  foregoing  (but excluding  all data  processing  records),  in  which  the  Insured  has an interest  or in which the  Insured  acquired  or should  have  acquired  an interest by reason of a predecessor's  declared financial  condition at the time of the  Insured's  consolidation  or merger  with,  or purchase of the principal  assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T.   "SECURITIES"  means  original  negotiable or  non-negotiable  agreements or instruments  which represent an equitable or legal  interest,  ownership or
     debt  (including  stock   certificates,   bonds,   promissory   notes,  and
     assignments  thereof),  which are in the  ordinary  course of business  and
     transferable  by  physical   delivery  with   appropriate   endorsement  or
     assignment.  "Securities" does not include bills of exchange,  acceptances, certificates  of  deposit,  checks,  drafts,  or other  written  orders  or directions  to pay sums  certain in money,  due  bills,  money  orders,  or letters of credit.

U.   "SECURITY  COMPANY"  means an entity which  provides or purports to provide the transport of Property by secure means,  including,  without limitation, by use of armored vehicles or guards.

V.   "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities  dealers registered under the federal securities laws, or any
     Exchange.

W.   "SHAREHOLDER  OF  RECORD"  means the  record  owner of shares  issued by an
     Investment  Company or, in the case of joint ownership of such shares,  all record owners, as designated (1) in the initial account application, or (2)
     in  writing  accompanied  by a  signature  guarantee,  or (3)  pursuant  to procedures as set forth in the Application.

X.   "SINGLE LOSS" means:

     (1)  all loss resulting from any one actual or attempted Theft committed by one person, or

     (2)  all loss caused by any one act (other  than a Theft or a Dishonest  or
          Fraudulent Act) committed by one person, or

     (3)  all loss caused by  Dishonest  or  Fraudulent  Acts  committed  by one person, or

     (4)  all expenses incurred with respect to any one audit or examination, or

     (5)  all loss  caused  by any one  occurrence  or event  other  than  those specified in subsections (1) through (4) above.

     All acts or omissions of one or more persons  which  directly or indirectly aid or, by failure to report or otherwise,  permit the  continuation  of an act  referred to in  subsections  (1) through (3) above of any other person shall be deemed to be the acts of such other  person for  purposes  of this subsection.

     All acts or  occurrences  or events  which have as a common nexus any fact, circumstance,  situation,  transaction  or series of facts,  circumstances, situations,  or transactions shall be deemed to be one act, one occurrence, or one event.

Y.   "TELEFACSIMILE"  means a  system  of  transmitting  and  reproducing  fixed
     graphic   material  (as,  for  example,   printing)  by  means  of  signals
     transmitted over telephone lines or over the Internet.

Z.   "THEFT"  means  robbery,  burglary  or hold-up,  occurring  with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

     A.   Loss  resulting  from (1) riot or civil  commotion  outside the United
          States of America and Canada,  or (2) war,  revolution,  insurrection, action by armed forces, or usurped power,  wherever occurring;  except if such loss occurs in transit,  is otherwise  covered under  Insuring
          Agreement D, and when such transit was  initiated,  the Insured or any person  initiating  such  transit  on  the  Insured's  behalf  had  no
          knowledge   of  such   riot,   civil   commotion,   war,   revolution,
          insurrection, action by armed forces, or usurped power.

     B.   Loss in time of peace or war resulting from nuclear  fission or fusion or  radioactivity,  or  biological or chemical  agents or hazards,  or fire, smoke, or explosion, or the effects of any of the foregoing.

     C.   Loss  resulting  from any Dishonest or Fraudulent Act committed by any person  while  acting  in the  capacity  of a member  of the  Board of
          Directors  or any  equivalent  body  of the  Insured  or of any  other entity.

     D.   Loss  resulting  from any  nonpayment  or other default of any loan or similar  transaction  made  by the  Insured  or  any of its  partners, directors,  officers  or  employees,  whether  or not  authorized  and whether  procured in good faith or through a Dishonest  or  Fraudulent
          Act, unless such loss is otherwise covered under Insuring Agreement A,
          E or F.

     E.   Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or  regulation  pursuant  thereto or adopted by a
          Self  Regulatory  Organization,  regulating the issuance,  purchase or sale of securities, securities transactions upon security exchanges or
          over  the  counter  markets,   Investment  Companies,   or  investment
          advisers,  unless  such  loss,  in the  absence  of such law,  rule or regulation, would be covered under Insuring Agreement A, E or F.

     F.   Loss of Property while in the custody of any Security Company,  unless such loss is  covered  under  this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's  contract with such Security Company, and (2) insurance or indemnity of any kind carried by such  Security  Company for the  benefit  of, or  otherwise available  to,  users of its  service,  in which  case this Bond shall cover only such excess,  subject to the applicable  Limit of Liability and Deductible Amount.

     G.   Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

     H.   Loss in the form of (1)  damages of any type for which the  Insured is legally  liable,  except direct  compensatory  damages,  or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

     I.   Loss  resulting  from the surrender of Property away from an office of the Insured as a result of a threat

          (1)  to do bodily  harm to any  person,  except  loss of  Property  in transit in the  custody of any person  acting as  messenger  as a result  of a threat  to do  bodily  harm to such  person,  if the
               Insured had no  knowledge of such threat at the time such transit was initiated, or

          (2)  to do damage to the premises or Property of the  Insured,  unless such loss is otherwise covered under Insuring Agreement A.

     J.   All  costs,  fees  and  other  expenses  incurred  by the  Insured  in establishing  the  existence of or amount of loss  covered  under this
          Bond,  except to the extent  certain audit  expenses are covered under
          Insuring Agreement B.

     K.   Loss resulting from payments made to or withdrawals  from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

     L.   Loss  resulting  from  uncollectible  Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

     M.   Loss resulting from the Dishonest or Fraudulent Acts,  Theft, or other acts or  omissions  of an  Employee  primarily  engaged in the sale of shares  issued by an  Investment  Company to persons  other than (1) a person  registered  as a broker under the  Securities  Exchange Act of
          1934 or (2) an  "accredited  investor"  as defined  in Rule  501(a) of
          Regulation  D  under  the  Securities  Act of  1933,  which  is not an individual.

     N.   Loss  resulting  from  the  use  of  credit,  debit,  charge,  access, convenience,  identification,  cash management or other cards, whether such cards were  issued or purport to have been  issued by the Insured or by  anyone  else,  unless  such  loss is  otherwise  covered  under
          Insuring Agreement A.

     O.   Loss resulting from any purchase, redemption or exchange of securities issued  by an  Investment  Company  or  other  Insured,  or any  other instruction, request, acknowledgement, notice or transaction involving securities  issued by an  Investment  Company or other  Insured or the dividends in respect thereof,  when any of the foregoing is requested, authorized  or directed or purported to be  requested,  authorized  or directed by voice over the  telephone or by  Electronic  Transmission, unless such loss is otherwise  covered under  Insuring  Agreement A or
          Insuring Agreement I.

     P.   Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an  Employee  as defined in Section  1.I(2),  unless  such loss (1)
          could not have been reasonably  discovered by the due diligence of the
          Insured at or prior to the time of  acquisition  by the Insured of the assets acquired from a predecessor,  and (2) arose out of a lawsuit or valid claim brought against the Insured by a person  unaffiliated with the Insured or with any person affiliated with the Insured.

     Q.   Loss  resulting  from  the  unauthorized  entry of data  into,  or the deletion or  destruction of data in, or the change of data elements or programs within,  any Computer  System,  unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

     Upon payment to the Insured  hereunder for any loss, the Underwriter  shall be subrogated to the extent of such payment to all of the Insured's  rights and  claims in  connection  with such  loss;  provided,  however,  that the
     Underwriter  shall not be subrogated to any such rights or claims one named
     Insured  under this Bond may have against  another named Insured under this
     Bond.  At the request of the  Underwriter,  the Insured  shall  execute all assignments or other  documents and take such action as the Underwriter may deem  necessary  or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment  of any  rights or  claims  under  this Bond  shall not bind the
     Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This  Bond  is for  the  use  and  benefit  only  of the  Insured  and  the
     Underwriter  shall not be liable  hereunder  for loss  sustained  by anyone other than the Insured, except that if the Insured includes such other loss in the  Insured's  proof  of  loss,  the  Underwriter  shall  consider  its liability  therefor.  As soon as  practicable  and not more than sixty (60)
     days after discovery of any loss covered hereunder,  the Insured shall give the  Underwriter  written notice  thereof and, as soon as  practicable  and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day  notice  period or the one year  proof of loss  period if the
     Insured requests an extension and shows good cause therefor.

     See also General Agreement C (Court Costs and Attorneys' Fees).

     The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond  number  or by such  identification  means as the  Underwriter  may require.  The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of  Securities  and is clear and  undisputed,  settlement shall be made  within  forty-eight  (48)  hours  even if the loss  involves
     Securities of which duplicates may be obtained.

     The Insured shall not bring legal  proceedings  against the  Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or  subsequent  to  twenty-four  (24) months after the discovery of such loss or, in the case of a legal  proceeding  to recover  hereunder  on account of any judgment  against the Insured in or  settlement  of any suit mentioned in General  Agreement C or to recover  court costs or  attorneys'
     fees paid in any such suit,  twenty-four  (24) months after the date of the final  judgment in or settlement  of such suit.  If any  limitation in this
     Bond is prohibited by any applicable law, such  limitation  shall be deemed to be amended to be equal to the minimum period of limitation  permitted by such law.

     Notice hereunder shall be given to Manager,  Professional Liability Claims,
     ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5.  DISCOVERY

     For all purposes under this Bond, a loss is discovered,  and discovery of a loss occurs, when the Insured

     (1)  becomes aware of facts, or

     (2)  receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

     which would cause a  reasonable  person to assume that loss covered by this
     Bond has been or is likely to be incurred  even though the exact  amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

     For the purpose of determining the amount of any loss hereunder,  the value of any Property  shall be the market value of such Property at the close of business  on the first  business  day  before the  discovery  of such loss;
     except that

     (1)  the value of any Property replaced by the Insured prior to the payment of a claim  therefor shall be the actual market value of such Property at the time of  replacement,  but not in excess of the market value of such  Property on the first  business day before the  discovery of the loss of such Property;

     (2)  the  value  of   Securities   which  must  be   produced  to  exercise
          subscription,  conversion,  redemption or deposit  privileges shall be
          the  market  value  of  such  privileges   immediately  preceding  the
          expiration  thereof if the loss of such  Securities is not  discovered until  after  such  expiration,  but if  there is no  quoted  or other ascertainable market price for such Property or privileges referred to in  clauses  (1) and (2),  their  value  shall  be fixed by  agreement between  the  parties  or  by  arbitration  before  an  arbitrator  or arbitrators acceptable to the parties; and

     (3)  the value of books of accounts or other records used by the Insured in the  conduct of its  business  shall be limited to the actual  cost of blank  books,  blank pages or other  materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

     The maximum  liability of the  Underwriter  hereunder  for lost  Securities shall be the payment  for, or  replacement  of, such  Securities  having an aggregate  value not to exceed the  applicable  Limit of Liability.  If the
     Underwriter  shall make payment to the Insured for any loss of  securities, the Insured shall assign to the  Underwriter  all of the  Insured's  right, title and interest in and to such Securities.  In lieu of such payment, the
     Underwriter may, at its option,  replace such lost Securities,  and in such case the Insured shall cooperate to effect such replacement.  To effect the replacement of lost  Securities,  the  Underwriter may issue or arrange for the issuance of a lost  instrument  bond.  If the value of such  Securities does  not  exceed  the  applicable  Deductible  Amount  (at the time of the discovery of the loss),  the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense  that it may sustain  because of the  issuance of such bond.

     If the value of such Securities  exceeds the applicable  Deductible  Amount
     (at the time of discovery  of the loss),  the Insured will pay a proportion of the usual premium  charged for the lost  instrument  bond,  equal to the percentage that the applicable Deductible Amount bears to the value of such
     Securities  upon  discovery of the loss,  and will  indemnify the issuer of such bond  against  all loss and  expense  that is not  recovered  from the
     Underwriter  under the terms and  conditions  of this Bond,  subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

     If any  recovery  is made,  whether by the Insured or the  Underwriter,  on account of any loss within the applicable Limit of Liability hereunder, the
     Underwriter  shall be  entitled  to the full  amount  of such  recovery  to reimburse the  Underwriter  for all amounts paid  hereunder with respect to such  loss.  If  any  recovery  is  made,  whether  by the  Insured  or the
     Underwriter,  on account of any loss in excess of the  applicable  Limit of
     Liability hereunder plus the Deductible Amount applicable to such loss from any source  other than  suretyship,  insurance,  reinsurance,  security  or indemnity  taken by or for the  benefit of the  Underwriter,  the amount of such recovery,  net of the actual costs and expenses of recovery,  shall be applied to  reimburse  the  Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse  the  Underwriter  for all amounts paid  hereunder  with respect to such loss and then to the  Insured to the extent of the  portion of such loss within the  Deductible  Amount.  The Insured shall execute all documents which the  Underwriter  deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     Prior to its termination, this Bond shall continue in force up to the Limit
     of  Liability   for  each   Insuring   Agreement   for  each  Single  Loss,
     notwithstanding  any previous  loss (other than such Single Loss) for which the  Underwriter  may have paid or be liable  to pay  hereunder;  PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the  number of  premiums  which  shall be  payable  or paid,  the liability  of the  Underwriter  under this Bond with  respect to any Single
     Loss shall be limited to the applicable Limit of Liability  irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

     The maximum liability of the Underwriter for any Single Loss covered by any
     Insuring  Agreement  under  this  Bond  shall  be the  Limit  of  Liability applicable to such Insuring Agreement, subject to the applicable Deductible
     Amount and the other provisions of this Bond.  Recovery for any Single Loss may not be made under more than one Insuring Agreement.  If any Single Loss covered  under this Bond is  recoverable  or  recovered in whole or in part because of an unexpired  discovery period under any other bonds or policies issued by the  Underwriter to the Insured or to any predecessor in interest of the  Insured,  the maximum  liability  of the  Underwriter  shall be the greater of either (1) the applicable Limit of Liability under this Bond, or
     (2) the  maximum  liability  of the  Underwriter  under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

     Notwithstanding  anything to the  contrary  herein,  if any loss covered by this Bond shall also be covered by other  insurance or  suretyship  for the benefit of the Insured,  the Underwriter shall be liable hereunder only for the  portion  of such loss in excess of the amount  recoverable  under such other  insurance or suretyship,  but not exceeding the applicable  Limit of
     Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered  thereunder,  after  deducting the net amount of all  reimbursement  and/or recovery received by the Insured with respect to such loss (other than from any other bond,  suretyship or insurance  policy or as an advance by the Underwriter  hereunder) shall exceed the applicable
     Deductible  Amount;  in such case the Underwriter  shall be liable only for such excess,  subject to the  applicable  Limit of Liability  and the other terms of this Bond.

     No  Deductible  Amount  shall  apply to any  loss  covered  under  Insuring
     Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

     The  Underwriter  may terminate this Bond as to any Insured or all Insureds only by written  notice to such  Insured or  Insureds  and, if this Bond is terminated as to any Investment  Company,  to each such Investment  Company
     terminated   thereby  and  to  the  Securities  and  Exchange   Commission,
     Washington,  D.C.,  in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

     The  Insured  may  terminate  this  Bond  only  by  written  notice  to the
     Underwriter  not less than sixty (60) days prior to the  effective  date of the termination  specified in such notice.  Notwithstanding  the foregoing, when the Insured  terminates  this Bond as to any Investment  Company,  the effective date of  termination  shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such  Investment  Company  terminated  thereby  and to the  Securities  and
     Exchange Commission, Washington, D.C.

     This Bond will  terminate as to any Insured that is a Non-Fund  immediately and without notice upon (1) the takeover of such Insured's  business by any
     State or Federal official or agency,  or by any receiver or liquidator,  or
     (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured,  or assignment for the benefit of creditors of the Insured.

     Premiums  are  earned  until  the  effective  date  of   termination.   The
     Underwriter  shall refund the unearned  premium  computed at short rates in accordance with the Underwriter's  standard short rate cancellation  tables if this  Bond is  terminated  by the  Insured  or pro rata if this  Bond is terminated by the Underwriter.

     Upon the  detection  by any Insured  that an  Employee  has  committed  any
     Dishonest or  Fraudulent  Act(s) or Theft,  the Insured  shall  immediately remove such Employee from a position that may enable such Employee to cause the  Insured to suffer a loss by any  subsequent  Dishonest  or  Fraudulent
     Act(s)  or  Theft.  The  Insured,  within  two  (2)  business  days of such detection,  shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

     For purposes of this section,  detection occurs when any partner,  officer, or supervisory  employee of any Insured,  who is not in collusion with such
     Employee,  becomes  aware that the Employee has  committed any Dishonest or
     Fraudulent Act(s) or Theft.

     This Bond shall  terminate  as to any  Employee by written  notice from the
     Underwriter  to each  Insured  and,  if such  Employee is an Employee of an
     Insured Investment Company, to the Securities and Exchange  Commission,  in
     all cases not less than  sixty  (60) days  prior to the  effective  date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

     At any time prior to the effective  date of  termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter,  elect to  purchase  the right under this Bond to an  additional  period of twelve
     (12) months within which to discover  loss  sustained by such Insured prior to the  effective  date of such  termination  and shall  pay an  additional premium therefor as the Underwriter may require.

     Such additional  discovery  period shall terminate  immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency,  or by any receiver or liquidator.  Promptly after such termination  the  Underwriter  shall  refund to the  Insured  any  unearned premium.

     The right to purchase such additional discovery period may not be exercised by  any  State  or  Federal  official  or  agency,  or by any  receiver  or liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

     The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any
     Depository  ("Systems"),  unless the amount of such loss exceeds the amount recoverable  or recovered  under any bond or policy or  participants'  fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter  shall be liable hereunder only for the Insured's share of such excess loss,  subject to the  applicable  Limit of Liability, the Deductible Amount and the other terms of this Bond.

     For  determining  the Insured's  share of such excess loss, (1) the Insured shall be deemed to have an interest  in any  certificate  representing  any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within
     the  Systems;   (2)  the  Depository   shall  have  reasonably  and  fairly
     apportioned the Depository's Recovery among all those having an interest as recorded by appropriate  entries in the books and records of the Depository in Property  involved in such loss, so that each such interest  shall share in the  Depository's  Recovery  in the  ratio  that the  value of each such interest  bears  to the  total  value of all  such  interests;  and (3) the
     Insured's  share of such excess  loss shall be the amount of the  Insured's interest in such Property in excess of the amount(s) so  apportioned to the
     Insured by the Depository.

     This Bond does not afford  coverage in favor of any  Depository or Exchange or any nominee in whose name is registered any security included within the
     Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one entity is named as the Insured:

     A.   the total liability of the Underwriter  hereunder for each Single Loss shall not exceed the Limit of Liability  which would be  applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

     B.   the Insured first named in Item 1 of the Declarations  shall be deemed authorized  to make,  adjust,  and  settle,  and  receive  and enforce payment of, all claims  hereunder  as the agent of each other  Insured for such  purposes  and for the  giving  or  receiving  of any  notice required  or  permitted  to be  given  hereunder;  provided,  that the
          Underwriter  shall  promptly  furnish  each named  Insured  Investment
          Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim  hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

     C.   the Underwriter shall not be responsible or have any liability for the proper  application  by  the  Insured  first  named  in  Item 1 of the
          Declarations of any payment made hereunder to the first named Insured,

     D.   for  the  purposes  of  Sections  4 and  13,  knowledge  possessed  or discovery made by any partner,  officer or supervisory Employee of any
          Insured  shall  constitute  knowledge  or  discovery  by  every  named
          Insured,

     E.   if the first named  Insured  ceases for any reason to be covered under this Bond, then the Insured next named shall  thereafter be considered as the first named Insured for the purposes of this Bond, and

     F.   each named Insured shall  constitute "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

     Within  thirty  (30) days  after  learning  that there has been a change in control of an Insured by transfer of its outstanding  voting securities the
     Insured shall give written notice to the Underwriter of:

     A.   the  names of the  transferors  and  transferees  (or the names of the beneficial  owners if the voting  securities are registered in another name), and

     B.   the total number of voting securities owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

     C.   the total number of outstanding voting securities.

     As  used  in  this  Section,  "control"  means  the  power  to  exercise  a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

     This Bond may only be modified by written  Rider forming a part hereof over the signature of the  Underwriter's  authorized  representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity,  in a manner  which  adversely  affects  the  rights of an  Insured  Investment
     Company shall not become effective until at least sixty (60) days after the
     Underwriter has given written notice thereof to the Securities and Exchange
     Commission,  Washington,  D.C.,  and to  each  Insured  Investment  Company affected thereby.

IN WITNESS  WHEREOF,  the Underwriter has caused this Bond to be executed on the
Declarations Page.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 1

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008        JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that Item 1 of the Declarations,  Name of Insured,  shall include the following:

     American Century Advisory Services, Inc.
     American Century Global Investment Management, Inc.
     American Century Investment Management International, Ltd.
     American Century Investment Management, Inc.
     American Century Investment Services, Inc
     American Century Quantitative Asset Management, Inc.
     American Century Services, LLC
     American Century Investment Management (UK) Limited
     American Century Investment Management (Asia Pacific) Limited
     American  Century  Asset  Allocation   Portfolios,   Inc.,  a  series  fund
     consisting of:
          o    LIVESTRONG TM 2015 Portfolio
          o    LIVESTRONG TM 2020 Portfolio
          o    LIVESTRONG TM 2025 Portfolio
          o    LIVESTRONG TM 2030 Portfolio
          o    LIVESTRONG TM 2035 Portfolio
          o    LIVESTRONG TM 2040 Portfolio
          o    LIVESTRONG TM 2045 Portfolio
          o    LIVESTRONG TM 2050 Portfolio
          o    LIVESTRONG TM Income Portfolio
          o    One Choice Portfolio: Aggressive
          o    One Choice Portfolio: Conservative
          o    One Choice Portfolio: Moderate
          o    One Choice Portfolio: Very Aggressive
          o    One Choice Portfolio: Very Conservative

     American  Century  California  Tax-Free and Municipal  Funds, a series fund consisting of:
          o    California High - Yield Municipal Fund
          o    California Tax-Free Bond Fund
          o    California Long-Term Tax-Free Fund
          o    California Tax-Free Money Market Fund

     American Century Capital Portfolios, Inc., a series fund consisting of:
          o    Equity Income Fund
          o    Equity Index Fund
          o    Large Company Value Fund
          o    Mid Cap Value Fund
          o    NT Large Company Value Fund
          o    NT Mid Cap Value Fund
          o    Real Estate Fund
          o    Small Cap Value Fund
          o    Value Fund

     American Century Government Income Trust, a series fund consisting of:
          o    Capital Preservation Fund
          o    Ginnie Mae Fund
          o    Government Bond Fund
          o    Inflation-Adjusted Bond Fund
          o    Short-Term Government Fund

     American Century Growth Funds, Inc., a series fund consisting of:
          o    Legacy Multi Cap Fund
          o    Legacy Focused Large Cap Fund
          o    Legacy Large Cap Fund

     American Century International Bond Funds, a series fund consisting of:
          o    International  Bond Fund

     American Century Investment Trust, a series fund consisting of:
          o    Core Plus Fund
          o    Diversified Bond Fund
          o    High-Yield Bond Fund
          o    High-Yield Fund
          o    Inflation Protection Bond Fund
          o    NT Diversified Bond Fund
          o    Premium Money Market Fund
          o    Prime Money Market Fund
          o    Select Bond Fund
          o    Short Duration Fund

     American Century Municipal Trust, a series fund consisting of:
          o    High-Yield Municipal Fund
          o    Long-Term Tax-Free Fund
          o    Tax - Free Money Market Fund
          o    Tax-Free Bond Fund

     American Century Mutual Funds, Inc., a series fund consisting of:
          o    Balanced Fund
          o    Capital Growth Fund
          o    Capital Value Fund
          o    Focused Growth Fund
          o    Fundamental Equity Fund
          o    Giftrust (R) Fund
          o    Growth Fund
          o    Heritage Fund
          o    Mid Cap Growth Fund
          o    New Opportunities Fund
          o    New Opportunities II Fund
          o    NT Vista Fund
          o    NT Growth Fund
          o    Select Fund
          o    Small Cap Growth Fund
          o    Ultra (R) Fund
          o    Veedot (R) Fund
          o    Vista (sm) Fund

     American Century Quantitative Equity Funds, a series fund consisting of:
          o    Disciplined Growth Fund
          o    Disciplined Growth 130/30 Fund
          o    Equity Growth Fund
          o    Equity Growth 130/30 Fund
          o    Global Gold Fund
          o    Income & Growth Fund
          o    International Core Equity Fund
          o    Long-Short Market Neutral Fund
          o    NT Small Company Fund
          o    NT Equity Growth Fund
          o    Small Company Fund
          o    Utilities Fund

     American  Century  Strategic  Asset   Allocations,   Inc.,  a  series  fund
     consisting of:
          o    Newton (sm) Fund
          o    Strategic Allocation - Aggressive Fund
          o    Strategic Allocation - Conservative Fund
          o    Strategic Allocation - Moderate Fund

     American Century Target Maturities Trust, a series fund consisting of:
          o    Target 2010 Fund
          o    Target 2015 Fund
          o    Target 2020 Fund
          o    Target 2025 Fund

     American Century Variable Portfolios, Inc., a series fund consisting of:
          o    VP Balanced Fund
          o    VP Capital Appreciation Fund
          o    VP Income & Growth Fund
          o    VP International Fund
          o    VP Large Company Value Fund
          o    VP Mid Cap Value Fund
          o    VP Ultra Fund
          o    VP Value Fund
          o    VP Vista Fund
          o    VP Global Growth Fund
          o    VP Growth Fund

     American Century Variable Portfolios II, Inc.
          o    VP Inflation Protection Fund

     American Century World Mutual Funds, Inc., a series fund consisting of:
          o    Emerging Markets Fund
          o    Global Growth Fund
          o    International Discovery Fund
          o    International Growth Fund
          o    International Opportunities Fund
          o    International Stock Fund
          o    International Value Fund
          o    Life Sciences Fund
          o    NT Emerging Markets Fund
          o    NT International Growth Fund
          o    Technology Fund

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 2

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this bond, it is hereby  understood and agreed  that for  purposes  of this Bond the term  "Investment  Company"  or
"Fund" shall be deemed to include the following:

                  Avanti Fund, LLC

Except as stated above,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 3

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed  that this Bond  (other than  Insuring  Agreements  C and D) does not cover loss resulting  from or in connection  with any business,  activities,  or acts or omissions of (including  services  rendered by) any Insured which is NOT an Insured  Fund  ("Non-Fund")  or any  Employee  of a  Non-Fund,  EXCEPT  loss, otherwise  covered by the terms of this Bond,  resulting  from or in  connection with

     (1)  services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance,  transfer, or redemption of their Fund shares; or

     (2)  Investment  Advisory Services rendered by American Century  Investment
          Management,  Inc. or American  Century Global  Investment  Management,
          Inc. to their investment advisory clients; or

     (3)  information  technology services by American Century Services,  LLC to
          J.P. Morgan Retirement Plan Services, LLC; or

     (4)  in the  case of a  Non-Fund  substantially  all of whose  business  is rendering  the  services  described  in (1) or (2) above,  the general business, activities or operations of such Non-Fund, EXCLUDING (a) the rendering of services (other than those described in (1) or (2) above)
          to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund,  Insuring
Agreements C and D only cover loss of Property  which a Non-Fund  uses or holds, or in which a Non-Fund  has an  interest,  in each case wholly or  partially  in connection with the rendering of services described in (1) or (2) above.

As used herein,  "Investment Advisory Services" means (a) advice with respect to the  desirability  of investing in,  purchasing  or selling  securities or other property,  including the power to determine  what  securities or other  property shall be purchased or sold, but NOT including  furnishing  ONLY  statistical and other factual  information  (such as economic  factors and trends);  and (b) the provision of financial,  economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

For  purposes  of this Rider,  Investment  Advisory  Services  shall not include
Personal Financial Planning Services.It is further understood and agreed that as used herein,  "Personal  Financial  Planning  Services"  means the  provision of financial  plans to individuals for  compensation  and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice  with  respect to tax  planning,  retirement  planning, estate planning,  insurance planning,  budgeting and cash management, or similar types  of  financial  advice,  but  not  including  solely  Investment  Advisory
Services.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss  resulting  from or in  connection  with the  discretionary voting by any Insured of securities owned or held by any client of such Insured, where  such  securities  are  issued  by (1)  such  Insured,  or (2) any  entity
controlling,   controlled  by,  or  under  common  control  with  such  Insured,
("Affiliated  Entity"),  or (3) any Fund to which such Insured or any Affiliated
Entity provides any services.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 5

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that  notwithstanding  Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

     J.   COMPUTER SECURITY

Loss  (including  loss of Property)  resulting  directly  from  Computer  Fraud;
PROVIDED,  that the Insured has adopted in writing and  generally  maintains and follows during the Bond Period all Computer  Security  Procedures.  The isolated failure of the Insured to maintain  and follow a  particular  Computer  Security
Procedure  in a  particular  instance  will not  preclude  coverage  under  this
Insuring Agreement, subject to the specific exclusions herein and in the Bond.

     1.   DEFINITIONS. The following terms used in this Insuring Agreement shall have the following meanings:

          a.   "Authorized  User" means any person or entity  designated  by the
               Insured (through contract, assignment of User Identification,  or otherwise) as authorized to use a Covered Computer System, or any part thereof.  An individual who invests in an Insured Fund shall not be considered  to be an  Authorized  User solely by virtue of being an investor.

          b.   "Computer  Fraud" means the  unauthorized  entry of data into, or the  deletion  or  destruction  of data  in,  or  change  of data elements or programs within, a Covered Computer System which:

               (1)  is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; AND

               (2)  is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss,  AND (b) to obtain  financial benefit for the perpetrator or any other person; AND

               (3)  causes (x) Property to be transferred, paid or delivered; OR
                    (y) an account of the  Insured,  or of its  customer,  to be added, deleted,  debited or credited; OR (z) an unauthorized or fictitious account to be debited or credited.

          c.   "Computer Security Procedures" means procedures for prevention of unauthorized  computer  access  and  use  and  administration  of
               computer   access  and  use  as   provided   in  writing  to  the
               Underwriter.

          d.   "Covered  Computer  System" means any Computer System as to which the Insured has possession, custody and control.

          e.   "Unauthorized  Third Party"  means any person or entity that,  at the time of the Computer Fraud, is not an Authorized User.

          f.   "User  Identification" means any unique user name (I.E., a series of  characters)  that is  assigned  to a person  or entity by the
               Insured.

     2.   EXCLUSIONS.  It is further  understood  and agreed that this  Insuring
          Agreement J shall not cover:

          a.   Any loss covered under Insuring  Agreement A, "Fidelity," of this
               Bond; AND

          b.   Any  loss  resulting   directly  or  indirectly   from  Theft  or
               misappropriation  of  confidential  or  proprietary  information, material or data  (including  but not  limited to trade  secrets, computer programs or customer information); AND

          c.   Any loss resulting from the intentional  failure to adhere to one or more Computer Security Procedures; AND

          d.   Any loss  resulting  from a  Computer  Fraud  committed  by or in collusion with:

               (1)  any Authorized User (whether a natural person or an entity);
                    OR

               (2)  in the case of any Authorized  User which is an entity,  (a)
                    any director,  officer,  partner,  employee or agent of such
                    Authorized  User,  or (b)  any  entity  which  controls,  is
                    controlled   by,  or  is  under  common  control  with  such
                    Authorized  User  ("Related  Entity"),  or (c) any director, officer,  partner, employee or agent of such Related Entity;
                    OR

               (3)  in the case of any Authorized  User who is a natural person,
                    (a) any entity for which such Authorized User is a director, officer,  partner, employee or agent ("Employer Entity"), or
                    (b) any  director,  officer,  partner,  employee or agent of such Employer Entity,  or (c) any entity which controls,  is controlled by, or is under common control with such Employer
                    Entity  ("Employer-Related  Entity"),  or (d) any  director, officer, partner, employee or agent of such Employer-Related
                    Entity;

              AND

          e.   Any loss resulting from physical  damage to or destruction of any
               Covered Computer System,  or any part thereof,  or any data, data elements or media associated therewith; AND

          f.   Any loss  resulting  from  Computer  Fraud  committed by means of wireless  access  to any  Covered  Computer  System,  or any part
               thereof,   or  any  data,  data  elements  or  media   associated
               therewith; AND

          g.   Any loss not directly and  proximately  caused by Computer  Fraud
               (including, without limitation,  disruption of business and extra expense); AND

          h.   Payments made to any person(s) who has  threatened to deny or has
               denied   authorized  access  to  a  Covered  Computer  System  or
               otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring  Agreement,  "Single  Loss," as defined in Section
1.X of this Bond,  shall  also  include  all loss  caused by  Computer  Fraud(s)
committed by one person,  or in which one person is  implicated,  whether or not
that  person  is  specifically   identified.   A  series  of  losses   involving
unidentified individuals,  but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further  understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring  Agreement shall terminate upon termination of this
Bond.  Coverage  under this Insuring  Agreement  may also be terminated  without terminating this Bond as an entirety:

     (a)  by written notice from the  Underwriter  not less than sixty (60) days prior to the effective date of  termination  specified in such notice;
          or

     (b)  immediately by written notice from the Insured to the Underwriter.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 6

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and  agreed  that the  Underwriter  will  use its best  efforts  to  notify  the
Financial Industry  Regulatory  Authority,  Inc. within 30 days in the event the
Bond is substantially modified, terminated or canceled.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 7

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed  that the  exclusion  set forth at Section 2.M of this Bond shall not apply with respect to loss  resulting  from the  Dishonest or  Fraudulent  Acts,
Theft,  or other acts or omissions of an Employee in  connection  with offers or sales  of  securities  issued  by an  Insured  Fund if such  Employee  (a) is an employee of that Fund or of its investment adviser,  principal  underwriter,  or affiliated  transfer  agent,  and (b) is  communicating  with purchasers of such securities  only in  person in an office of an  Insured  or by  telephone  or in writing, and (c) does not receive commissions on such sales; PROVIDED, that such
Dishonest or Fraudulent Acts,  Theft, or other acts or omissions do not involve, and such loss does not arise from,  a statement or  representation  which is NOT
(1)  contained in a currently  effective  prospectus  or Statement of Additional
Information regarding such securities,  which has been filed with the Securities and  Exchange  Commission,  or (2)  made  as part of a  scripted  response  to a question  regarding that Fund or such  securities,  if the script has been filed with, and not objected to by, the Financial Industry Regulatory  Authority;  and
if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 8

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that the  Deductible  Amount for  Insuring  Agreement  E,  Forgery or
Alteration,  and Insuring Agreement F, Securities,  shall not apply with respect to loss through Forgery of a signature on the following documents:

     (1)  letter  requesting  redemption  of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

     (2)  letter  requesting  redemption  of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

     (3)  written request to a trustee or custodian for a Designated  Retirement
          Account  ("DRA")  which holds  shares of an Insured  Fund,  where such request (a) purports to be from or at the  instruction of the Owner of such DRA,  and (b)  directs  such  trustee or  custodian  to  transfer
          $50,000 or less from such DRA to a trustee or  custodian  for  another
          DRA established for the benefit of such Owner;

PROVIDED, that the Limit of Liability for a Single Loss as described above shall be $50,000  and that the  Insured  shall bear 20% of each such loss.  This Rider shall not apply in the case of any such Single Loss which  exceeds  $50,000;  in such case the Deductible  Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

     (A)  "Designated  Retirement  Account" means any retirement plan or account described or qualified  under the  Internal  Revenue Code of 1986,  as amended, or a subaccount thereof.

     (B)  "Owner"  means  the  individual  for  whose  benefit  the  DRA,  or  a subaccount thereof, is established.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 9

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and  agreed  that  this  Bond  does  not  cover  any loss  resulting  from or in connection with the acceptance of any Third Party Check, unless

     (1)  such Third Party Check is used to open or increase an account which is registered  in the  name of one or more of the  payees  on such  Third
          Party Check, and

     (2)  reasonable efforts are made by the Insured, or by the entity receiving
          Third  Party  Checks  on  behalf  of  the   Insured,   to  verify  all
          endorsements on all Third Party Checks made payable in amounts greater than $100,000  (provided,  however,  that the isolated failure to make such efforts in a  particular  instance  will not  preclude  coverage, subject to the exclusions herein and in the Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For  purposes of this Rider,  "Third  Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is  further  understood  and  agreed  that  notwithstanding  anything  to the contrary  above or  elsewhere  in the  Bond,  this  Bond does not cover any loss resulting  from or in  connection  with the  acceptance  of a Third  Party Check where:

     (1)  any  payee  on such  Third  Party  Check  reasonably  appears  to be a corporation or other entity; or

     (2)  such  Third  Party  Check is made  payable in an amount  greater  than
          $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 10

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this  Bond,  Item 1 of the  Declarations  shall  include  any  Newly  Created
Investment  Company or portfolio  provided  that the Insured shall submit to the
Underwriter  within fifteen (15) days after the end of each calendar quarter,  a list of all Newly  Created  Investment  Companies or  portfolios,  the estimated annual assets of each Newly Created Investment Company or portfolio,  and copies of any  prospectuses and statements of additional  information  relating to such
Newly Created Investment  Companies or portfolios,  unless said prospectuses and statements of additional  information have been previously submitted.  Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created  within the  preceding  calendar  quarter will continue to be an Insured
ONLY  if the  Underwriter  is  notified  as set  forth  in this  paragraph,  the information required herein is provided to the Underwriter,  and the Underwriter acknowledges the addition of such Newly Created  Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider,  Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 11

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

A.   COVERAGE FOR LOSS RESULTING FROM ON-LINE REDEMPTION(S) OR ON-LINE PURCHASES
     IN EXCESS OF $250,000 PER SHAREHOLDER ACCOUNT PER DAY: IN GENERAL

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that notwithstanding anything to the contrary in this Bond (including
Insuring  Agreement  I),  this Bond does not cover any loss  resulting  from any
On-Line  Redemption(s) or On-Line  Purchase(s)  involving an aggregate amount in excess  of  $250,000  per  shareholder  account  per  day,  unless  before  such redemption(s) or purchase(s):

     (1) in a procedure  initiated by the Insured or by the entity receiving the
     request  for  such  On-Line  Redemption(s)  or  On-Line  Purchase(s),   the
     Shareholder  of Record  verifies,  by some method other than an  Electronic
     Transmission  effected  by   computer-to-computer   over  the  Internet  or
     utilizing  modem or  similar  connections,  that  each such  redemption  or purchase has been authorized,  and (2) if such redemption or purchase is to be effected by wire to or from a particular  bank  account,  the Insured or the entity receiving the request for such On-Line  Redemption(s) or On-Line
     Purchase(s) has made reasonable efforts to obtain  verification from a duly authorized  employee  of the bank of the  account  number to or from  which funds are being  transferred,  and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth  herein or any other  provision  of this Bond,  the Limit of Liability shall be Ten  Million  Dollars  ($10,000,000)  with  respect to any Single  Loss caused by an On-Line Transaction.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth  herein or any other  provision of this Bond,  the On-Line  Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It  is  further   understood   and  agreed  that   notwithstanding   Section  9,
Non-Reduction  and  Non-Accumulation  of Liability and Total  Liability,  or any
other  provision  of  this  Bond,  the  Aggregate  Limit  of  Liability  of  the
Underwriter under this Bond with respect to any and all loss or losses caused by
On-Line  Transactions,  irrespective of the total amount of such loss or losses, shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period.

B.   COVERAGE FOR LOSS RESULTING FROM ON-LINE REDEMPTION(S) OR ON-LINE PURCHASES
     IN EXCESS OF $250,000 PER SHAREHOLDER ACCOUNT PER DAY: EXCEPTION

It is further understood and agreed that notwithstanding noncompliance with Part
A of  this  Rider,  this  Bond  shall  cover  loss  resulting  from  an  On-Line
Redemption(s) or On-Line Purchase(s)  involving an aggregate amount in excess of
$250,000 per shareholder  account per day,  provided that (1) the Shareholder of
Record has entered into an Extended Online Services  Agreement with the Insured, and (2) such loss is otherwise covered under this Bond.

It is further understood that  notwithstanding  the Limit of Liability set forth in Part A above,  or any other  provision  of this Bond,  the Limit of Liability with  respect to any Single  Loss  caused by an  On-Line  Transaction  for which
coverage  is  provided  under  this  Part  B  shall  be  Five  Million   Dollars
($5,000,000).

It is further understood that  notwithstanding  the Aggregate Limit of Liability set  forth in Part A above,  or any  other  provision  of this  Bond  (including
Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability),
the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line  Transactions for which coverage is provided under this Part B,  irrespective of the total amount of such loss or losses,  shall be an aggregate of Five Million Dollars ($5,000,000) for the Bond
Period ("Part B Aggregate Limit"). It is further understood and agreed that this
Part B Aggregate  Limit shall be part of, and not in addition to, the  Aggregate
Limit of Liability set forth in Part A above.

C.   DEFINITIONS

It is further  understood  and  agreed  that for  purposes  of this  Rider,  the following terms shall have the following meanings:

"Extended Online Services  Agreement" means a written agreement (a form of which shall have been provided to the Underwriter) between a Shareholder of Record and the  Insured  that (1)  permits a  Shareholder  of  Record to engage in  On-Line
Transactions in excess of the Insured's standard limits and (2) is authenticated by a signature guarantee.

"On-Line Purchase" means any purchase of shares issued by an Investment Company, which  purchase is  requested  by  computer-to-computer  transmissions  over the
Internet  (including  any  connected  or  associated  intranet or  extranet)  or utilizing modem or similar connections.

"On-Line  Redemption"  means any  redemption  of shares  issued by an Investment
Company,  which  redemption is requested by  computer-to-computer  transmissions over the Internet  (including any connected or associated  intranet or extranet)
or utilizing modem or similar connections.

"On-Line  Transaction"  means  any  Phone/Electronic  Transaction  requested  by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated,  nothing in any of the Parts of this Rider shall be held to alter, waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 12
--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  for the premium charged for this Bond, it is hereby understood and agreed  that,  with  respect to Insuring  Agreement I only,  the  Deductible
Amount set forth in Item 3 of the Declarations  ("Phone/Electronic  Deductible")
shall not apply with  respect to a Single  Loss,  otherwise  covered by Insuring
Agreement I, caused by:

     (1)  a Phone/Electronic  Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

     (2)  a Phone/Electronic  Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record's bank account of record,

PROVIDED,  that the Limit of Liability  for a Single Loss as described in (1) or
(2)  above  shall be the  lesser  of 80% of such  loss or  $40,000  and that the
Insured shall bear the  remainder of each such Loss.  This Rider shall not apply if the application of the  Phone/Electronic  Deductible to the Single Loss would result  in  coverage  of  greater  than  $40,000  or  more;  in  such  case  the
Phone-initiated  Deductible  and Limit of  Liability  set forth in Item 3 of the
Declarations shall control.

For purposes of this Rider,  "Phone/Electronic  Redemption" means any redemption of shares issued by an Investment Company,  which redemption is requested (a) by voice over the  telephone,  (b)  through an  automated  telephone  tone or voice response system, or (c) by Telefacsimile.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 13

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that no  termination or  cancellation  of this Bond, in its entirety, whether by or at the  request of the Insured or  Underwriter,  shall take effect prior to the  expiration  of  thirty  (30)  days  after  written  notice of such termination or cancellation of such Bond has been filed with the Commissioner of
Securities of the State of Missouri.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 14

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that  notwithstanding  Section 9, "Non-Reduction and Non-Accumulation
of  Liability  and  Total   Liability,"   Section  10,  "Maximum   Liability  of
Underwriter;  Other Bonds or Policies," or any other provision of this Bond, (1)
the  Limit  of  Liability  shall  be Two  Hundred  and  Fifty  Thousand  Dollars
($250,000)  under each  Insuring  Agreement  with  respect  to any  Single  Loss directly or indirectly  involving the establishment of, or amounts  fraudulently or  unauthorizedly  redeemed or otherwise  transferred from, any On-Line Account
("On-Line  Account Single Loss"),  and (2) the Aggregate  Limit of Liability for
the Bond Period with respect to any and all On-Line  Account Single Losses under any and all Insuring Agreements shall be Five Million Dollars ($5,000,000).

It is further  understood  and agreed that for purposes of this Rider,  "On-Line
Account" shall mean any account established for a new or existing shareholder or customer of an Insured by computer-to-computer transmission over the Internet or utilizing modem or similar connection or similar electronic transmission.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 15

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that notwithstanding anything to the contrary in this Bond (including
Insuring   Agreement   I),   this  Bond  does  not  cover   loss   caused  by  a
Phone/Electronic Transaction requested:

     o    by wireless  device  transmissions  over the Internet  (including  any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring  Agreement A "Fidelity" of this Bond.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 16

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed that  notwithstanding  Section 9, "Non-Reduction and Non-Accumulation
of  Liability  and  Total   Liability,"   Section  10,  "Maximum   Liability  of
Underwriter;  Other Bonds or Policies," or any other provision of this Bond, the
Aggregate  Limit of  Liability  for the Bond Period with  respect to any and all
Designated  Single  Loss(es) under Insuring  Agreements B through I shall be Two
Hundred and Fifty Thousand Dollars ($250,000).

It is further understood and agreed that for purposes of this rider:

     (1)  "Designated  Single Loss" shall mean a Single Loss  resulting  from or involving, directly or indirectly, one or more Designated Redemptions.

     (2)  "Designated  Redemption" shall mean a redemption of Investment Company shares that is  requested  to be made (1) other than to the address of record or bank account of record for the relevant shareholder account, unless  the  request to use such other  address  or bank  account  was accompanied by a signature guarantee, and (2) to the address of record or bank account of record for the relevant shareholder account,  where the  original  bank  account  of  record  or  address  of  record  (as designated on the  shareholder's  original  account  application)  has previously  been  changed,  unless the  request for such change in the original  bank account of record or address of record was  accompanied by a signature guarantee.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 17

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

In consideration  of the premium charged for this Bond, it is hereby  understood and agreed  that this Bond  (other than  Insuring  Agreements  C and D) does not cover loss resulting from or in connection with any business,  activities,  acts or omissions  of any Insured or any  Employee of any Insured  where such loss is based upon,  arises out of or in any way involves  the  provision of services to any Plan, EXCEPT loss,  otherwise  covered by the terms of this Bond,  resulting from, or in connection with the business of:

     (a)  the  provision of  Investment  Advisory  Services by an Insured to any
          In-House Plan; or

     (b)  the provision of Administrative Services by an Insured to any In-House
          Plan;

     (c)  the provision of Investment  Advisory Services by an Insured (referred to as  "Adviser")  to any  Third  Party  Plan  that is a client of the
          Adviser; or

     (d)  the  provision of  Administrative  Services by an Insured to any Third
          Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring  Agreements C and D only cover loss of Property which an Insured uses or holds,  or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further  understood and agreed that  notwithstanding  the foregoing,  this
Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in  connection  with,  and  Insuring  Agreements C and D do not cover loss of
Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1)  the  discretionary  voting  by or on  behalf  of  any  Plan  of  Designated
     Securities owned or held by such Plan,  UNLESS, in the case of a vote by or on  behalf  of the  Plan,  such vote was  pursuant  to the  direction  of a majority of trustees of such Plan who were not then Interested Trustees;

(2)  custodial  services for the  safekeeping and custody of securities or other property;

(3)  liability  of an  Insured  arising  from  its  status  as the  employer  of employees covered by a Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits); or

(4)  in the case of an  Insured  acting or  purporting  to act as a  trustee  or
     "directed  trustee" for any Third Party Plan,  any liability of the Insured arising  from its  actual or  alleged  status as a  fiduciary  (within  the meaning  of the  Employee  Retirement  Security  Act of  1974,  as  amended
     ("ERISA")) to any such Third Party Plan or its actual or alleged  violation of Section  502(a)(3)  of ERISA,  except  that this  subpart  (4) shall not preclude indemnification for associated court costs and attorneys' fees for which  coverage is otherwise  available  under General  Agreement C of this
     Bond.

It is further understood and agreed that for purposes of this rider:

(1)  "Administrative  Services" shall mean administrative  services,  including, without limitation,  voting securities which are Plan assets,  causing Plan assets  to be  invested  as  directed  in  accordance  with the  Plan,  and
     maintaining   records  and   preparing   reports   with   respect  to  Plan
     contributions, participant accounts and investments.

(2)  "Affiliated Entity" means any entity  controlling,  controlled by, or under common control with an Insured.

(3)  "Designated  Securities" means securities  issued by an Insured,  or by any
     Affiliated  Entity,  or by any Fund to which such Insured or any Affiliated
     Entity provides any services.

(4)  "Interested  Trustee"  means  any  trustee  of a Plan  who is  also  (a) an officer, director,  trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding  voting securities of,
     (i) any Insured (other than such Plan), or (ii) any Affiliated  Entity,  or
     (iii) any Fund to which such Insured or any Affiliated  Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5)  "Plan" means any retirement or employee  benefit plan,  including any trust relating thereto.

(6)  "In-House  Plan" means any Plan for  employees  of an  Insured,  or for any
     Affiliated  Entity,  but always  excluding  employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

(7)  "Third  Party  Plan"  means any Plan for  employees  of an  entity  that is neither an Insured nor an Affiliated Entity.

It is further  understood  and agreed that with respect to In-House  Plans,  for purposes of Rider No. 2 of this bond only,  an In-House Plan named as an Insured under this bond shall not be deemed to be a Non-Fund.

Except as above stated,  nothing herein shall be held to alter,  waive or extend any of the terms of this Bond.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 18

--------------------------------------------------------------------------------
INSURED                                                          BOND NUMBER

AMERICAN CENTURY COMPANIES, INC.                                 94340108B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2008       JUNE 30, 2008 TO JUNE 30, 2009         /S/ MATTHEW LINK
================================================================================

Most  property and casualty  insurers,  including ICI Mutual  Insurance  Company
("ICI Mutual"),  are subject to the requirements of the Terrorism Risk Insurance
Act of 2002 (the "Act").  The Act establishes a Federal insurance backstop under which ICI Mutual and these  other  insurers  will be  partially  reimbursed  for future "INSURED LOSSES"  resulting from certified "ACTS OF TERRORISM."  (Each of these  BOLDED  TERMS  is  defined  by the  Act.)  The Act  also  places  certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual  caused by certified  "ACTS
OF TERRORISM" will be partially reimbursed by the United States government under a  formula  established  by the Act.  Under  this  formula,  the  United  States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in
excess of a statutorily established deductible until total insured losses of all participating  insurers  reach $100 billion.  If total  "insured  losses" of all property and casualty insurers reach $100 billion during any applicable  period, the Act provides that the insurers  will not be liable under their  policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express  exclusion for "ACTS OF TERRORISM."  However,  coverage under  this  bond  remains  subject  to all  applicable  terms,  conditions  and limitations of the bond (including  exclusions)  that are permissible  under the
Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).

                          Secretary's Certification of

                    Minutes of the Board of Directors Meeting

                                       Of

                       AMERICAN CENTURY MUTUAL FUNDS, INC.
                    AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
                    AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
               AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
                   AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
               AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.
                       AMERICAN CENTURY GROWTH FUNDS, INC.

                                  (the "Funds")

     I, Ward D.  Stauffer,  the  undersigned  Secretary of the Funds,  DO HEREBY
CERTIFY,  on behalf of the Funds,  that the Board of Directors of the Funds duly adopted the following resolutions at a regular meeting on June 4, 2008, and that said  resolutions  have not been  modified,  rescinded or amended and as of this date hereby remains in full force and effect:

WHEREAS,
o    The  Directors of the Funds have  reviewed the proposed  form and amount of the  attached  specimen  copy of the  fidelity  bond,  and  considered  all relevant factors, including:

     >>   the value of the  aggregate  assets of the Funds to which any  covered person may have access,

     >>   the  type and  terms of the  arrangements  made  for the  custody  and safekeeping of such assets,

     >>   the nature of the securities in the Funds, and

     >>   the maximum coverage of $30 million;

o    The  Directors  have  determined  that the form of the attached  investment company blanket bond is reasonable by its terms, conditions and amount;

RESOLVED,  that the form and amount of the fidelity bond  attached  hereto as an exhibit is hereby approved;

FURTHER RESOLVED,  that the appropriate  officers of the Funds are authorized to enter into an agreement with all of the other named insureds which provides:

o    if recovery is received  under the bond as a result of a loss  sustained by one or more of the Funds and one or more other  named  insureds,  the Funds shall receive an equitable and proportionate share of the recovery; and

o    the Funds' share will be at least equal to the amount which each would have received under a single insured bond;

FURTHER  RESOLVED,  that the General Counsel of the Funds or his or her designee is hereby  authorized  to make the  filings  and give the  notices  required  by paragraph (g) of Rule 17, promulgated under the Investment Company Act of 1940.

         IN WITNESS WHEREOF, I have hereunto signed my name.

                                          /s/ Ward D. Stauffer
                                          ____________________________________
                                          Ward D. Stauffer
                                          Secretary

Dated as of July 1, 2008

                                   SCHEDULE A
                             2007-2008 Fidelity Bond

--------------------------------------------------- ----------- -------------- ------------------
                                                                                  Minimum Bond
                                                      Gross     Fiscal Quarter  Required by Rule
               Investment Company                     Assets         End            17g-1
--------------------------------------------------- ----------- -------------- ------------------
American Century Asset Allocation Portfolios, Inc.      2.4 B       31-Jan            $1,700,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Growth Funds, Inc.                      89 M       31-Jan               450,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Mutual Funds, Inc.                    24.6 B       31-Jan             2,500,000
--------------------------------------------------- ----------- -------------- ------------------
American Century CA Tax Free and Municipal Funds        2.2 B       28-Feb             1,700,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Municipal Trust                        1.5 B       28-Feb             1,250,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Strategic Asset Allocations, Inc.      3.7 B       28-Feb             2,300,000
--------------------------------------------------- ----------- -------------- ------------------
American Century World Mutual Funds, Inc.               6.3 B       28-Feb             2,500,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Capital Portfolios, Inc.              13.8 B       31-Mar             2,500,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Government Income Trust                8.0 B       31-Mar             2,500,000
--------------------------------------------------- ----------- -------------- ------------------
American Century International Bond Funds               2.3 B       31-Mar             1,700,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Investment Trust                       5.3 B       31-Mar             2,500,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Quantitative Equity Funds, Inc.        9.1 B       31-Mar             2,500,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Target Maturities Trust                1.2 B       31-Mar             1,250,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Variable Portfolios II, Inc.           759 M       31-Mar             1,000,000
--------------------------------------------------- ----------- -------------- ------------------
American Century Variable Portfolios, Inc.              4.8 B       31-Mar             2,500,000
--------------------------------------------------- ----------- -------------- ------------------

-------------------------------------------------------------------------------------------------
TOTAL                                                                                $28,850,000
-------------------------------------------------------------------------------------------------

                          Secretary's Certification of

                   Minutes of the Board of Directors Meeting

                                       Of

                    AMERICAN CENTURY TARGET MATURITIES TRUST
                    AMERICAN CENTURY GOVERNMENT INCOME TRUST
            AMERICAN CENTURY CALIFORNIA TAX-FREE AND MUNICIPAL FUNDS
                        AMERICAN CENTURY MUNICIPAL TRUST
                   AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS
                   AMERICAN CENTURY INTERNATIONAL BOND FUNDS
                       AMERICAN CENTURY INVESTMENT TRUST
                    AMERICAN CENTURY VARIABLE PORTFOLIOS II

                                 (the "Funds")

     I, Ward D.  Stauffer,  the  undersigned  Secretary of the Funds,  DO HEREBY
CERTIFY,  on behalf of the Funds,  that the Board of Directors of the Funds duly adopted the following  resolutions  at a regular  meeting on June 18, 2008,  and that said  resolutions  have not been  modified,  rescinded or amended and as of this date hereby remains in full force and effect:

WHEREAS,

o    The  Directors/Trustees  of the Funds have  reviewed the proposed  form and amount of the attached  specimen copy of the fidelity  bond, and considered all relevant factors, including:

     >>   the value of the  aggregate  assets of the Funds to which any  covered person may have access,

     >>   the  type and  terms of the  arrangements  made  for the  custody  and safekeeping of such assets,

     >>   the nature of the securities in the Funds, and

     >>   the maximum coverage of $30 million;

o    The  Directors/Trustees  have  determined  that  the  form of the  attached investment company blanket bond is reasonable by its terms,  conditions and amount;

RESOLVED,  that the form and amount of the fidelity bond  attached  hereto as an exhibit is hereby approved;

FURTHER RESOLVED,  that the appropriate  officers of the Funds are authorized to enter into an agreement with all of the other named insureds which provides:

o    if recovery is received  under the bond as a result of a loss  sustained by one or more of the Funds and one or more other  named  insureds,  the Funds shall receive an equitable and proportionate share of the recovery; and

o    the Funds' share will be at least equal to the amount which each would have received under a single insured bond;

FURTHER  RESOLVED,  that the General Counsel of the Funds or his or her designee is hereby  authorized  to make the  filings  and give the  notices  required  by paragraph (g) of Rule 17, promulgated under the Investment Company Act of 1940.

     IN WITNESS WHEREOF, I have hereunto signed my name.

                                            /s/ Ward D. Stauffer
                                            ____________________________________
                                            Ward D. Stauffer
                                            Secretary

Dated as of July 1, 2008

                                   SCHEDULE A
                             2007-2008 Fidelity Bond

--------------------------------------------------- ----------- -------------- -----------------
                                                                                Minimum Bond
                                                       Gross    Fiscal Quarter Required by Rule
                       Investment Company              Assets        End           17g-1
--------------------------------------------------- ----------- -------------- -----------------
American Century Asset Allocation Portfolios, Inc.     2.4 B        31-Jan           $1,700,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Growth Funds, Inc.                     89 M        31-Jan              450,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Mutual Funds, Inc.                   24.6 B        31-Jan            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
American Century CA Tax Free and Municipal Funds       2.2 B        28-Feb            1,700,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Municipal Trust                       1.5 B        28-Feb            1,250,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Strategic Asset Allocations, Inc.     3.7 B        28-Feb            2,300,000
--------------------------------------------------- ----------- -------------- -----------------
American Century World Mutual Funds, Inc.              6.3 B        28-Feb            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Capital Portfolios, Inc.             13.8 B        31-Mar            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Government Income Trust               8.0 B        31-Mar            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
American Century International Bond Funds              2.3 B        31-Mar            1,700,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Investment Trust                      5.3 B        31-Mar            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Quantitative Equity Funds, Inc.       9.1 B        31-Mar            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Target Maturities Trust               1.2 B        31-Mar            1,250,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Variable Portfolios II, Inc.          759 M        31-Mar            1,000,000
--------------------------------------------------- ----------- -------------- -----------------
American Century Variable Portfolios, Inc.             4.8 B        31-Mar            2,500,000
--------------------------------------------------- ----------- -------------- -----------------
------------------------------------------------------------------------------------------------
TOTAL                                                                               $28,850,000
------------------------------------------------------------------------------------------------

                                    AGREEMENT

     THIS AGREEMENT is made and entered into as of the 30th day of June 2008, by and among the undersigned (hereinafter, the "Joint Insureds").

     WHEREAS,  the Joint Insureds are named as joint  insureds under  Investment
Company  Blanket  Bond issued by ICI Mutual  Insurance  Company in the amount of
$30,000,000  (the "Bond");  and WHEREAS the Bond was  purchased  pursuant to the requirements of Section 17(g) of the Investment Company Act of 1940, as amended, and the regulations  thereunder;  and WHEREAS  Regulation  17g-1(f) requires the parties to enter into an agreement of the kind set out below.

     NOW,  THEREFORE,  in  consideration  of the  agreement by each of the Joint
Insureds  to enter  into a joint  insured  bond  with the other  parties  hereto instead of a single insured bond and other good and valuable consideration,  the
Joint  Insured  agree as  follows:  Each of the Joint  Insureds  agrees  that if recovery is received  under the Bond as a result of a loss  sustained  by one or more Joint Insureds,  the Joint Insureds  suffering such loss shall each receive an equitable and proportionate share of the recovery,  but at least equal to the amount  which it would have  received  had it provided  and  maintained a single insured bond with the minimum coverage required by the regulations.

     IN WITNESS WHEREOF, the undersigned have executed this instrument as of the day and year first above written.

American Century Companies, Inc.,

By:  /s/ Jon Zindel
     _________________________________
     Jon Zindel
     Vice President

American Century Quantitative Asset Management, Inc.,

By:  /s/ Jon Zindel
     _________________________________
     Jon Zindel
     President

American Century Services L.L.C.,
American Century Investment Services, Inc.,
American Century Investment Management, Inc.,
American Century Global Investment Management, Inc.,
American Century Investment Management International, Ltd.,
American Century Advisory Services, Inc.,

By:  /s/ Jon Zindel
     _________________________________
     Jon Zindel
     Senior Vice President

American Century Asset Allocation Portfolios, Inc.
American Century California Tax-Free and Municipal Funds
American Century Capital Portfolios, Inc.
American Century Government Income Trust
American Century Growth Funds, Inc.
American Century International Bond Funds
American Century Investment Trust
American Century Municipal Trust
American Century Mutual Funds, Inc.
American Century Quantitative Equity Funds, Inc.
American Century Strategic Asset Allocations, Inc.
American Century Target Maturities Trust
American Century Variable Portfolios II, Inc.
American Century Variable Portfolios, Inc.
American Century World Mutual Funds, Inc.

By:  /s/ Jon Zindel
     _______________________________________
     Jon Zindel
     Tax Officer

American Century Investment Management (UK) Limited.

By:  /s/ Otis Cowan
     _______________________________________
     Otis Cowan, Director